

# TALISMAN ENERGY GENERATES A RECORD $6.2 BILLION IN CASH FLOW AND A RECORD $3.5 BILLION IN NET INCOME FOR 2008

CALGARY, Alberta, March 5, 2009 – Talisman Energy Inc. reported its operating and financial results for 2008. Highlights for the year include:

- Cash flow[1] was a record $6.2 billion, up 42% from a year ago due to higher commodity prices; cash flow in the fourth quarter was $1.6 billion, up 54% from a year earlier, due primarily to realized gains on derivative contracts;
- Net income was $3.5 billion, an increase of 69% from a year earlier, and $1.2 billion for the quarter, almost double a year ago;
- Earnings from continuing operations[1] were $2.5 billion, an increase of 167%. The total for the quarter was $537 million, more than four times higher than the previous year, despite a significant decline in oil prices;
- Production averaged 432,000 boe/d, a decrease of 4% relative to 2007; however, excluding discontinued operations, production was 3% higher than the previous year;
- Net debt[1] at year end was $3.9 billion, down from $4.3 billion a year earlier;
- Total exploration and development spending was $5.1 billion;
- The Company spent $1.8 billion on unconventional programs in North America, adding substantial amounts of acreage and progressing development of the Montney and Marcellus plays;
- Development projects were brought onstream in Southeast Asia (Song Doc, Northern Fields gas), and the Rev Field (Norway) started production in January 2009;
- The Company acquired exploration acreage in the Kurdistan region of northern Iraq, expanded its exploration holdings in Colombia and entered into two Joint Study Agreements offshore Indonesia;
- Talisman continued to focus its operations, completing sales of 12,000 boe/d of non-core assets for approximately $1 billion, including properties in Denmark and the Netherlands;
- Yesterday, the Company announced it has entered into an agreement to sell non-core assets in southeast Saskatchewan for proceeds of approximately $720 million; and
- The Company replaced 75% of 2008 production with proved reserves (excluding price-related revisions).

"2008 was a year of change for Talisman," said John A. Manzoni, President & CEO. "We set the Company in a new strategic direction and realigned major parts of the organization in support of the new strategy. We've also successfully navigated a very dynamic economic environment, posting record financial results despite the collapse in oil and natural gas prices in the fourth quarter.

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[1] The terms "cash flow", "earnings from continuing operations" and "net debt" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

"Talisman paid down a significant amount of long-term debt last year and we are in excellent financial shape. The Company entered into a number of derivative contracts last year to protect its capital programs against a drop in prices and this contributed to very strong fourth quarter results. The 2009 capital program has been designed for a volatile and uncertain economic environment and low commodity prices.

"Talisman generated a record $3.5 billion in net income for the year, a 69% increase over 2007 despite writedowns associated with year end pricing and reserves. Earnings from continuing operations were $2.5 billion, 167% higher than the prior year.

"Cash flow was $6.2 billion, up 42% year over year, and $1.6 billion in the fourth quarter. Talisman paid down $935 million of long-term debt, net of cash, last year. However, the impact on our year-end numbers was less than this because of the currency effect of the weaker Canadian dollar.

"Production from continuing operations averaged 419,000 boe/d for the year, an increase of 3%, with production gains from Corridor (Indonesia), Tweedsmuir (UK) and new wells in North America (Monkman, Foothills, Bigstone). Including assets, which were sold during the year or slated for sale, production was 432,000 boe/d. This was slightly above our last guidance provided at the end of the third quarter.

"Talisman replaced 75% of its production through drilling and non-price revisions last year. The Company wrote down 159 mmboe of proved reserves, almost all in the UK North Sea, due to low year-end prices. However, using average 2008 prices, these price-related revisions would have been positive instead of negative.

"We replaced 106% of production in North America, with approximately half of our proved reserve additions coming from unconventional drilling programs. Proved reserves in unconventional areas account for about 11% of our North American total, which means there is a lot of running room.

"International reserve additions can be lumpy, depending on both project approvals and drilling results, and this was the case in 2008. For example, we have a number of development projects moving towards approval in Southeast Asia. Talisman's new strategy will improve reserve replacement and finding and development costs over time.

"Since the introduction of the strategy last May, we have made significant progress towards our objectives of profitable long-term growth, high-impact exploration and focusing the portfolio.

"We continued to dispose of non-core assets, selling assets in Denmark, the UK and Canada last year and completing a sale in the Netherlands early this year. Proceeds totaled $1 billion and the impact on production was 12,000 boe/d. Yesterday, we announced the sale of non-core southeast Saskatchewan properties for approximately $720 million.

"The Company is positioned for profitable long-term growth from its unconventional natural gas portfolio in North America and development projects in Southeast Asia and Norway.

"Talisman spent $1.8 billion on its unconventional portfolio last year, adding a significant amount of land. We have moved into development of the Marcellus Shale play in Pennsylvania, with excellent drilling results so far. We are moving from piloting to development in our Montney Core area and seeing some very encouraging pilot results in the Montney Shale play. In Quebec, we will complete our fourth well in the evaluation phase and are excited by the long-term potential.

"Outside of North America, we brought on production from the Northern Fields and Song Doc in Southeast Asia and commissioned Rev in Norway early in 2009. This year, we expect to see first production from the Northern Fields oil development and will progress work on the Yme oil redevelopment in Norway.

"We are also repositioning our international exploration program to focus on larger, material prospects. As an example, last year the Company acquired interests in two blocks in the Kurdistan region of northern Iraq. This is a region with world scale, unexplored oil opportunities.

"Talisman also added to its offshore exploration portfolio in Southeast Asia and continued the appraisal of oil discoveries in Vietnam. In South America, we added additional acreage in Colombia and have started evaluating our light oil discovery in Peru.

"We have made a lot of progress towards implementing the strategy in a short period of time. Talisman is in a strong financial position and can react quickly in this volatile environment. We have set our plans for the year to be robust to low commodity prices, while still investing into our strategic priorities. We will remain flexible through the year and we are confident that our new strategic direction will result in sustainable and profitable growth into the longer term."

**Financial Results**

Talisman plans to file its audited Financial Statements for the year ended December 31, 2008, along with the related Management's Discussion and Analysis, with Canadian and US securities authorities on March 5, 2009. The Company will file its Annual Information Form and Annual Report on Form 40-F on March 9, 2009.

| December 31 | Three months ended | | Twelve months ended | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Cash flow ($ million) | **1,565** | 1,013 | **6,163** | 4,327 |
| Cash flow per share[1] | **1.54** | 0.99 | **6.06** | 4.19 |
| Cash flow from continuing operations ($ million)[1] | **1,530** | 992 | **5,958** | 3,984 |
| | | | | |
| Net income ($ million) | **1,202** | 656 | **3,519** | 2,078 |
| Net income per share | **1.18** | 0.64 | **3.46** | 2.01 |
| | | | | |
| Earnings from continuing operations ($ million)[1] | **537** | 123 | **2,544** | 952 |
| Earnings from continuing operations per share [1] | **0.53** | 0.12 | **2.50** | 0.92 |
| Average shares outstanding (million) | **1,015** | 1,019 | **1,017** | 1,032 |

Higher commodity prices in the first half of the year had a significant impact on Talisman's 2008 financial results. WTI oil prices averaged US$99.65/bbl in 2008, an increase of 38%, and AECO natural gas prices were up 24%. However, prices were also extremely volatile, with oil reaching record highs of US$147/bbl in July and dropping below US$40 at year end.

Cash flow for 2008 was $6.2 billion, up 42% from a year earlier. This was primarily due to higher average commodity prices and a $365 million after-tax cash gain on held-for-trading commodity

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[1] The terms "cash flow per share", "cash flow from continuing operations", and "earnings from continuing operations per share" are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this press release.

derivatives. Cash flow from continuing operations was $6.0 billion. Despite falling commodity prices in the fourth quarter, cash flow from continuing operations increased 54% to $1,530 million compared to a year ago, with a realized after-tax cash gain of $461 million on derivative contracts.

Net income was also a record $3.5 billion, an increase of 69% from a year earlier, reflecting a $1.2 billion after tax gain on held-for-trading commodity derivative contracts and higher commodity prices.

Total depreciation, depletion and amortization expense was almost $3 billion for the year, an increase of $800 million compared to 2007. Of this increase, $585 million (73%) was the result of writing down proved reserves due to low year end prices. These writedowns had a $225 million after-tax impact on net income.

Earnings from continuing operations were $2.5 billion, versus $952 million last year, primarily the result of higher commodity prices and higher production volumes. However, these were offset by increased operating expenses and higher DD&A. Earnings from continuing operations adjusts for significant one time events and non-operational items such as the mark-to-market effect of changes in share prices on stock-based compensation expense, unrealized mark-to-market gains and losses on commodity derivatives, changes to tax rates and additional DD&A related to properties that had no proved reserves at year end prices.

The Company strengthened its balance sheet, reducing net debt to $3.9 billion, down from $4.3 billion in 2007, principally due to cash flow in excess of capital expenditures. In total, the Company repaid $935 million of long-term debt net of cash, which was partially offset by a $581 million currency translation effect.

Talisman spent a record $5.1 billion on exploration and development in 2008, an increase from the $4.4 billion capital budget in 2007. North America accounted for 48% of spending, North Sea development 25%, Southeast Asia development 9% and international exploration was 17%.

**Production**

| December 31 | Three months ended | | Twelve months ended | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Oil and liquids (bbls/d) | **222,132** | 218,000 | **217,000** | 219,247 |
| Natural gas (mmcf/d) | **1,200** | 1,158 | **1,209** | 1,113 |
| Continuing operations (boe/d) | **422,000** | 411,000 | **419,000** | 404,900 |
| Discontinued operations (boe/d) | **10,000** | 35,000 | **13,000** | 47,000 |
| Average  production (boe/d) | **432,000** | 446,000 | **432,000** | 452,000 |

Production from continuing operations averaged 419,000 boe/d, 3% above 2007, in part due to increased production at Tweedsmuir (UK), Corridor (Indonesia) and first gas from the Northern Fields development in Malaysia/Vietnam. Total production for the year was down 4% to 432,000 boe/d, as a result of asset sales, as well as maintenance at the PM-3 CAA field.

**Netbacks**

| December 31 | Three months ended | | Twelve months ended | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| ($/boe) | | | | |
| Sales | **48.45** | 64.60 | **76.03** | 59.57 |
| Hedging gain (loss) | **0.01** | 0.08 | **(0.17)** | 0.63 |
| Royalties | **8.05** | 11.41 | **13.62** | 10.19 |
| Transportation | **1.14** | 1.26 | **1.34** | 1.37 |
| Operating expenses | **13.29** | 12.36 | **13.57** | 12.14 |
| Netback | **25.98** | 39.65 | **47.33** | 36.50 |
| | | | | |
| Oil and liquids netback ($/bbl) | **25.40** | 51.57 | **59.01** | 44.68 |
| Natural gas netback ($/mcf) | **4.46** | 4.38 | **5.78** | 4.52 |

In 2008, the Company's average netback was $47.33/boe, 30% higher than 2007, with the effect of higher commodity prices partially offset by increases in royalties and operating costs.

As discussed previously, commodity prices were extremely volatile in 2008 and both oil and natural gas prices fell significantly in the fourth quarter. Fourth quarter netbacks were down 34% from the same quarter last year, averaging $25.98/boe, 54% below the third quarter of 2008.

Higher average prices translated into a higher corporate royalty expense of $2,091 million, a 34% increase over 2007. The Company's average royalty expense remained relatively unchanged at 18%.

Unit operating costs increased 12% to $13.57/boe over the previous year. Unit operating costs in North America rose by 14% due to increased processing fees and maintenance costs. Pricing pressure in the UK resulted in unit costs increasing 21% as the cost of labor, fuel, repairs and well operations rose with commodity prices. In Scandinavia, increased production volumes resulted in a 9% reduction in unit operating expenses.

The Company may choose to designate derivative instruments as hedges for accounting purposes. To date, the Company has elected not to designate any commodity price derivative contracts entered into since January 1, 2007 as hedges.

**Proved Gross Reserves**

| | **Proved Gross Reserves SEC Year-end Pricing** mm boe | **Proved Gross Reserves Average 2008 Pricing** mm boe |
|---|---|---|
| December 31, 2007 | 1,660 | 1,660 |
| | | |
| Discoveries, extensions and additions | 103 | 103 |
| Net revisions and transfers | 15 | 15 |
| Net acquisitions and dispositions | (27) | (27) |
| Price related revisions | (159) | 19 |
| Production | (158) | (158) |
| December 31, 2008 | 1,434 | 1,612 |

The Company added 118 mmboe of proved gross reserves last year through drilling and positive revisions (non-price), replacing the equivalent of 75% of annual production.

Under existing SEC rules, the Company wrote down 159 mmboe of proved gross reserves, almost all of which were in the UK North Sea, due to low year end prices. The SEC has announced new reserves disclosure requirements, including an average annual pricing methodology, which is expected to be applied to 2009 year-end reports. Using average 2008 prices, the effect on Talisman would have been the addition of 19 mmboe of proved gross reserves, rather than writing off 159 mmboe.

Using year end pricing, Talisman's proved gross reserves totaled 1,434 mmboe, down 14% from a year earlier. Using average 2008 prices, proved gross reserves were down 3% to 1,612 mmboe.

Drilling results in North America were encouraging. The Company replaced 106% of production with proved gross reserves through drilling. About half of Talisman's proved North American reserve additions came from unconventional areas. At year end, proved gross unconventional reserves in new areas accounted for only about 11% of the Company's total in North America.

International reserve additions can be highly variable because they depend on development approval before discoveries can be moved to the proved reserves category. Development plans are underway for a number of Talisman projects, including offshore development in Vietnam and expansion of the Corridor gas project in Indonesia.

The new strategy, with the emphasis on unconventional gas in North America, low cost, long-life reserves in Southeast Asia and the addition of new core areas from high-impact exploration is expected to improve Talisman's reserve replacement ratios and finding and development costs in the future.

**North America**

Talisman has identified significant potential within its unconventional North American landholdings and has targeted this part of its portfolio for long-term growth. In 2008, the Company focused on piloting and started development on a number of new unconventional plays.

Production from continuing operations averaged approximately 1.1 bcfe/d (180,000 boe/d) in 2008, a 4% increase over 2007. Natural gas production from continuing operations averaged 838 mmcf/d, with increases in the Northern Foothills, Monkman and Bigstone/Wild River areas.

Talisman spent $1.8 billion on unconventional natural gas programs in North America, including land, development, infrastructure and drilling. The Company drilled 169 gross wells on its new unconventional areas. Talisman also added significantly to its unconventional land base in 2008 (320,000 net acres added in new areas) bringing total unconventional holdings to three million net acres.

In New York and Pennsylvania, Talisman holds 800,000 net acres. During the year, the Company shifted its focus towards Pennsylvania from New York, where pilot programs have been delayed due to regulatory and environmental reviews. In Pennsylvania, Talisman has 140,000 net acres of undeveloped land, including the addition of highly prospective State land last year. The 2008 pilot program consisted of one operated rig with a total of six gross wells (5.0 net) drilled.

Results of the Pennsylvania pilot program have been encouraging, with recent production rates upwards of 3.5 mmcf/d per well. Based on this early success, Talisman is preparing to move to development in Pennsylvania by mid-2009, with plans to drill 36 gross horizontal wells. The Company currently has two rigs drilling, with plans for up to five rigs by the third quarter.

Talisman continued to expand its Montney land base in BC and Alberta in 2008, which now totals 600,000 net acres (380,000 Montney Core, 220,000 Montney Shale). The region has numerous opportunities at different stages of maturity and Talisman made significant progress in its piloting programs in preparation for development in 2009.

Within the Montney Core, the Company completed 39 gross (31.1 net) development wells in 2008 in addition to 13 gross pilot wells to test drilling, completion techniques and the quality of the reservoir. Initial production rates have been encouraging, ranging from 1.6 mmcf/d to 3.6 mmcf/d (sales gas) per well. Talisman expects to drill 35 gross (26 net) wells in 2009, with a focus on horizontal wells from pad locations to reduce costs and improve efficiencies.

The Company started pilot operations in the Montney Shale area of northeastern BC in mid-2008, drilling nine gross (3.2 net) wells last year. At Farrell Creek, the Company successfully tested a vertical well with rates up to 5.0 mmcf/d (raw gas). A total of 14 gross pilot wells are planned in the Montney Shale in 2009, in addition to construction of processing facilities.

The Company has the ability to accelerate drilling, depending upon economic conditions and drilling results in both the Marcellus and Montney plays.

Talisman is continuing its pilot program in Quebec where the Company holds rights to 770,000 net acres. In September, the Company completed a successful test well from the Utica shale in the Gentilly well. This well flowed at 800 mcf/d (raw gas) from one completed interval during the test period. Talisman expects to complete the earning phase of its drilling program in Quebec in 2009.

In the Bakken core, Talisman drilled 43 gross (36 net) wells, achieving top tier performance in drilling costs and production rates. However, the Company has decided to exit southeast Saskatchewan to focus on more material assets in North America. Yesterday, Talisman entered into an agreement to sell these assets for proceeds of approximately $720 million. Current production is approximately 8,500 boe/d (net).

In the Outer Foothills, Talisman was successful at Hinton and Ojay. In total, 21 gross (15.8 net) wells were drilled and Talisman now holds 430,000 net acres in the area with the addition of new land in the Hinton area.

Production from Talisman's conventional areas was 730 mmcfe/d. In total, 129 gross (74.3 net) wells were drilled in 2008, with excellent results in the Foothills and at Monkman.

Talisman's Midstream Operations averaged throughput of 635 mmcf/d. The Company will use its expertise in infrastructure development to support its unconventional natural gas programs. In line with the objective to focus operations and exit non-strategic areas, Talisman completed the sale of its Lac La Biche assets for proceeds of $247 million.

**UK**

Talisman is repositioning its high quality UK assets as a source of free cash flow from a sustainable long-term production base. Production from continuing operations in the UK averaged 95,800 boe/d, relatively unchanged from 2007.

Production increases from drilling and development projects, including Tweedsmuir and Blane (onstream in 2007), offset natural declines and maintenance shutdowns at Monarb and Claymore. At Tweedsmuir, production averaged 22,459 boe/d.

The Company progressed the Burghley and Auk North subsea developments and has started engineering work for the Auk South redevelopment project.

Talisman completed the sale of the Beatrice oilfield licence interests in 2008. In January 2009, the Company also completed the sale of its assets in the Netherlands, with proceeds of approximately $600 million.

**Scandinavia**

Norway is seen as an area of growth from ongoing development projects in the short-term and exploration activity in the long-term. Production from continuing operations in Scandinavia averaged 34,866 boe/d for 2008, a 15% increase from 2007, mainly due to increased production from new wells at Varg and Brage and a full year of production at Blane.

In the Southern North Sea area, including the Blane and Gyda fields, Talisman drilled two development wells and one exploration well. The long reach development well at Gyda had an initial gross production rate of 3,500 bbls/d. Production from the Southern North Sea area averaged 11,437 boe/d.

In the Mid North Sea area, the Rev Field commenced production in January 2009. The field is expected to produce at a rate of approximately 15,000 boe/d net to Talisman from two subsea wells. A third producer, the Rev East well, is expected to be brought onstream later in 2009. Talisman also drilled seven development wells in the Mid North Sea area in 2008.

Development of the Yme Field in the Norwegian Continental Shelf continued throughout 2008 and seven development wells are planned at Yme for 2009.

Talisman sold its producing interests in Denmark in 2008. In February 2009, Talisman entered into an agreement to sell a 10% interest in the Yme Field.

**Southeast Asia**

Southeast Asia is a low cost area with opportunities for sustainable long-term growth. Production from continuing operations in Southeast Asia averaged 91,363 boe/d, approximately the same as in 2007. Production increases came from first gas production from Northern Fields, the startup of the Song Doc field and additional Corridor sales in Indonesia, which were largely offset by natural declines in Malaysia.

Talisman's interests in Block PM-3 CAA offshore Malaysia/Vietnam are split between the Southern Fields and the Northern Fields. In the Southern Fields, compression upgrades on the Bunga Raya platform were fully commissioned in 2008, adding 17 mmcf/d of gross sales gas.

Following successful platform installations and drilling 19 development wells, first gas from the Northern Fields commenced on schedule in July 2008, at 30 mmcf/d net sales gas. Oil production is expected from Northern Fields towards the end of the first quarter of 2009 and dry gas is expected in mid-2009.

In January 2008, Talisman announced its second oil discovery offshore Vietnam at Hai Su Den in Block 15-2/01, following up on the Hai Su Trang discovery in 2007. Development sanction for the Hai Su Trang field and for the Hai Su Den early production scheme is expected in 2009, with first production anticipated in 2012.

In late November 2008, oil production commenced at the Song Doc field in Block 46/02. Gross production from five pre-drilled wells is expected to reach approximately 20,000 bbls/d in early 2009. An additional three development wells are currently being drilled.

In Indonesia, natural gas production increased by 16% to 266 mmcf/d, mainly due to the West Java pipeline being onstream for the entire year.

**Other Areas**

In Talisman's other areas, production from continuing operations during the year averaged 16,031 bbls/d, an increase of 12% over 2007. In Algeria, production averaged 15,100 bbls/d, up from 13,200 bbls/d.

In line with its strategy to focus on core assets, Talisman has announced the intention to sell its assets in Trinidad and Tobago.

**International Exploration**

**Southeast Asia**

In September 2008, Talisman entered into a farm-in agreement in Blocks 133 and Blocks 134 offshore Vietnam with a 38% working interest. This agreement was approved by the Vietnamese government in February 2009 and represents the Company's first step into the Nam Con Son Basin.

In July 2008, Talisman was awarded 100% and 60% interests in two Joint Study Agreements in the Makassar Strait, offshore Indonesia. The Company is currently evaluating the blocks and recently completed the seismic across both blocks. Talisman can elect to include these Blocks in a future bid round.

In early 2008, Talisman participated in the successful Kitan-1 exploration well in PSC 06-105 offshore Australia resulting in an oil discovery, which tested at 6,100 bbls/d. A subsequent appraisal well delineated the discovery. A Field Development Plan is currently being prepared and is scheduled to be submitted later in the year.

**North Sea**

In the UK, Talisman added to its acreage position in the Central Graben area of the North Sea with three blocks awarded in the 25[th] Licencing Round. In addition, the Company participated in the APA 2008 bid round in Norway, with two licences awarded in February 2009. Talisman also submitted a bid in the 20[th] Licence Round in Norway for blocks in the Barents Sea and expects the results in spring of 2009.

In Norway, Talisman drilled one successful well in the Southern North Sea area.

**South America**

Talisman has built a significant presence in Peru and now has interests in four blocks covering 4.5 million net acres. In 2008, the Company began evaluating an earlier Talisman discovery at Situche on Block 64 and expects to complete drilling of the well in 2009.

In Colombia, Talisman has added sizeable amounts of acreage. The Company now has interests in 11 blocks covering approximately five million net acres. Talisman plans to complete drilling of the Huron exploration well in 2009.

**Kurdistan region of northern Iraq**

In 2008, Talisman entered into an agreement with the Kurdistan Regional Government within northern Iraq for interests in Block K44 and K39. The Company has acquired seismic across Block K39 in order to define drilling prospects for future drilling consideration. The Sarqala-1 well on Block K44 was drilling over the year end, with a second well planned for later in 2009.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                          Shareholder and Investor Inquiries:
David Mann
Vice President, Corporate                             Christopher J. LeGallais
& Investor Communications                            Vice President, Investor Relations
Phone:  403-237-1196 Fax:  403-237-1210             Phone:  403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com                     E-mail:  tlm@talisman-energy.com

07-09

## Forward-Looking Information
This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, statements regarding:

- expected improvement of reserves replacement and finding and development costs;
- expected first production from Northern Fields;
- planned completion of development at Yme, including first oil;
- planned unconventional drilling, development, pilot projects and acquisition of lands;
- planned 2009 capital expenditures and sources of funding;
- anticipated dispositions;
- continued development at Auk North and Auk South;
- expected production from Rev East;
- expected sanctioning of Hai Su Trang and Hai Su Den, including timing of first production, and expected timing and amount of gross production from Song Doc;
- expected timing of results of a license bid round in Norway;
- expected completion of a well at Situche in Peru and planned completion of drilling at Niscota in Colombia;
- planned well in Kurdistan region of northern Iraq; and
- other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements regarding reserves contained in this press release may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The forward-looking information listed above are based on Talisman's 2009 capital program as announced on January 13, 2009. The material assumptions supporting the 2009 capital program are: (1) 2009 annual production of approximately 430,000 boe/d; (2) a US$40/bbl WTI oil price for 2009 and (3) a US$5/mmbtu NYMEX natural gas price for 2009.

The completion of any contemplated disposition is contingent on various factors, including market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this press release. The material risk factors include, but are not limited to:

- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
- risks and uncertainties involving geology of oil and gas deposits;
- the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- the impact of the economy and credit crisis on the ability of counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- the outcome and effects of any future acquisitions and dispositions;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing and changes in capital markets;
- risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
- changes in general economic and business conditions;
- uncertainties as to the availability and cost of financing and changes in capital markets; and
- the possibility that government policies or laws may change or government approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in the Company's most recent Annual Information Form and Annual Financial Report. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

## Reserves Information
Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide certain disclosure in accordance with US disclosure requirements. The information provided by Talisman in this press release may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). Talisman's proved reserves using SEC year-end pricing have been estimated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic and operating conditions. US practice is to disclose net proved reserves after the deduction of estimated royalty burdens. Talisman makes additional voluntary disclosure of gross proved reserves, including proved reserves using average 2008 pricing. Talisman's proved reserves using 2008 average pricing reflect the SEC's new annual average pricing methodology, which is expected to be effective for years ending after December 31, 2009. These estimates may not reflect other changes to the US disclosure requirements, which are also expected to become effective at the same time. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this press release reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its proved and probable reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this press release.

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2008 by the Company's 2008 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

## Gross Production
Throughout this press release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed "Continuity of Proved Net Reserves" in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

## Boe Conversion
Throughout this press release, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one bbl of oil and the calculation is mcfe is at a conversion rate of one barrel of oil (bbl) for six mcf of natural gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and a mcfe conversion ratio of 1 bbl:6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

## Canadian Dollars and GAAP
Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial statements and other Canadian financial information are set out in accordance with Canadian generally accepted accounting principles, which may differ from generally accepted accounting principles in the US. See the notes to Talisman's Annual Consolidated Financial Statements for information concerning significant differences between Canadian and US generally accepted accounting principles.

## Non-GAAP Financial Measures
Included in this press release are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow from continuing operations, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman's reported cash flow, cash flow from continuing operations, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

**Cash Flow**
**December 31, 2008**
**$ million, except per share amounts**

| December 31 | Three Months ended | | Year ended | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Cash provided by operating activities | **1,569** | 864 | **6,154** | 4,070 |
| Changes in non-cash working capital | **(4)** | 149 | **9** | 257 |
| Cash flow | **1,565** | 1,013 | **6,163** | 4,327 |
| Cash provided by discontinued operations [1] | **(35)** | (21) | **(205)** | (343) |
| Cash flow from continuing operations | **1,530** | 992 | **5,958** | 3,984 |
| Cash flow per share | **1.54** | 0.99 | **6.06** | 4.19 |
| Cash flow from continuing operations per share | **1.51** | 0.97 | **5.86** | 3.86 |

1. Comparatives restated for operations classified as discontinued in 2008.

Earnings from continuing operations are calculated by adjusting the Company's net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share is earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

**Earnings from Continuing Operations**
**December 31, 2008**
**$ million, except per share amounts**

| December 31, | Three Months ended | | Year ended | |
|---|---|---|---|---|
| | **2008** | 2007 | **2008** | 2007 |
| Net Income | **1,202** | 656 | **3,519** | 2,078 |
| Operating income from discontinued operations | **18** | 47 | **114** | 174 |
| (Loss) Gain on disposition of discontinued operations | **(13)** | 312 | **69** | 884 |
| Net income from discontinued operations [6] | **5** | 359 | **183** | 1,058 |
| Net income from continuing operations | **1,197** | 297 | **3,336** | 1,020 |
| Unrealized loss (gain) on financial instruments [1] (tax adjusted) | **(805)** | 36 | **(877)** | 49 |
| Additional DD&A expense [2] (tax adjusted) | **225** | - | **225** | - |
| Tax rate reductions and other [4] | **-** | (162) | **-** | (207) |
| Stock-based compensation [3] (tax adjusted) | **(26)** | (37) | **(56)** | (10) |
| Future tax charge (recovery) of unrealized foreign exchange gains (losses) on foreign denominated debt [4] | **(54)** | (11) | **(84)** | 100 |
| Earnings from continuing operations [5] | **537** | 123 | **2,544** | 952 |
| Per share | **0.53** | 0.12 | **2.50** | 0.92 |

1. Unrealized loss (gain) on financial instruments relates to the change in the period of the mark-to-market value of the Company's outstanding held-for-trading financial instruments.
2. Additional DD&A expense relates to properties in the UK and Norway that had no proved reserves at year-end prices. The net book value of these properties was charged to DD&A expense in the fourth quarter.
3. Stock-based compensation expense relates to the mark-to-market value of the Company's outstanding stock options and cash units at December 31. The Company's stock-based compensation expense is based on the difference between the Company's share price and its stock options or cash units exercise price.
4. Tax adjustments reflect a Canadian tax rate decrease in the second quarter of 2007, as well as future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
5. This is a non-GAAP measure. Refer to the section in this press release entitled Non-GAAP Measures for further explanation and details.
6. Comparatives restated for operations classified as discontinued in 2008.

Net debt is calculated by adjusting the Company's long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The Company uses this information to assess its true debt position and eliminate the impact of timing differences.

**Net Debt**
**December 31, 2008**
**$ million**

|  | **Year ended** | |
| --- | --- | --- |
| **December 31,** | **2008** | 2007 |
| Long-term debt | **3,961** | 4,862 |
| Bank indebtedness | **81** | 15 |
| Cash and cash equivalents | **(93)** | (536) |
| Net debt | **3,949** | 4,341 |

# Talisman Energy Inc.
## Highlights
### (unaudited)

| | Three months ended December 31 2008 | 2007 | Years ended December 31 2008 | 2007 |
|---|---|---|---|---|
| **Financial** | | | | |
| (millions of C$ unless otherwise stated) | | | | |
| Cash flow (1) | **1,565** | 1,013 | **6,163** | 4,327 |
| Net income | **1,202** | 656 | **3,519** | 2,078 |
| Exploration and development expenditures | **1,614** | 1,125 | **5,106** | 4,449 |
| Per common share (C$) | | | | |
| Cash flow (1) | **1.54** | 0.99 | **6.06** | 4.19 |
| Net income | **1.18** | 0.64 | **3.46** | 2.01 |
| **Production** | | | | |
| (daily average) | | | | |
| Oil and liquids (bbls/d) | | | | |
| North America | **40,324** | 39,884 | **40,426** | 43,299 |
| UK | **96,458** | 104,351 | **93,741** | 101,993 |
| Scandinavia | **34,220** | 31,424 | **32,858** | 30,602 |
| Southeast Asia | **35,327** | 37,540 | **35,752** | 44,167 |
| Other | **20,963** | 22,091 | **20,917** | 20,653 |
| Total oil and liquids | **227,292** | 235,290 | **223,694** | 240,714 |
| Natural gas (mmcf/d) | | | | |
| North America | **828** | 855 | **856** | 876 |
| UK | **41** | 82 | **38** | 88 |
| Scandinavia | **19** | 17 | **19** | 14 |
| Southeast Asia | **339** | 308 | **334** | 287 |
| Total natural gas | **1,227** | 1,262 | **1,247** | 1,265 |
| Total mboe/d (2) | **432** | 446 | **432** | 452 |
| **Prices (3)** | | | | |
| Oil and liquids (C$/bbl) | | | | |
| North America | **51.78** | 66.38 | **85.52** | 59.53 |
| UK | **58.10** | 87.95 | **98.35** | 76.47 |
| Scandinavia | **59.08** | 90.31 | **99.23** | 78.16 |
| Southeast Asia | **36.64** | 93.17 | **97.63** | 82.03 |
| Other | **53.50** | 91.98 | **102.51** | 80.37 |
| Total oil and liquids | **53.36** | 85.82 | **96.44** | 75.00 |
| Natural gas (C$/mcf) | | | | |
| North America | **7.23** | 6.48 | **8.66** | 6.90 |
| UK | **10.62** | 8.25 | **9.78** | 7.19 |
| Scandinavia | **8.44** | 5.11 | **7.16** | 4.78 |
| Southeast Asia | **6.53** | 7.47 | **9.94** | 7.33 |
| Total natural gas | **7.17** | 6.81 | **9.01** | 6.99 |
| Total (C$/boe) (2) | **48.45** | 64.60 | **76.03** | 59.57 |

(1) Cash flow and cash flow per share are non-GAAP measures.

(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

(3) Prices are before hedging.

Includes the results from continuing and discontinued operations.

# Talisman Energy Inc.
## Consolidated Balance Sheets
### (unaudited)

| December 31 (millions of C$) | 2008 | 2007 |
|---|---|---|
| | | (restated) |
| **Assets** | | |
| Current | | |
| Cash and cash equivalents | 93 | 536 |
| Accounts receivable | 2,452 | 1,103 |
| Inventories | 181 | 100 |
| Prepaid expenses | 16 | 12 |
| Assets of discontinued operations | 186 | 174 |
| | 2,928 | 1,925 |
| | | |
| Other assets | 235 | 171 |
| Goodwill | 1,283 | 1,325 |
| Property, plant and equipment | 19,487 | 17,347 |
| Assets of discontinued operations | 342 | 652 |
| | 21,347 | 19,495 |
| **Total assets** | 24,275 | 21,420 |
| | | |
| **Liabilities** | | |
| Current | | |
| Bank indebtedness | 81 | 15 |
| Accounts payable and accrued liabilities | 1,918 | 1,879 |
| Income and other taxes payable | 468 | 375 |
| Future income taxes | 300 | - |
| Liabilities of discontinued operations | 51 | 93 |
| | 2,818 | 2,362 |
| | | |
| Deferred credits | 51 | 21 |
| Asset retirement obligations | 2,028 | 1,888 |
| Other long-term obligations | 173 | 140 |
| Long-term debt | 3,961 | 4,862 |
| Future income taxes | 4,032 | 4,038 |
| Liabilities of discontinued operations | 62 | 146 |
| | 10,307 | 11,095 |
| | | |
| Contingencies | | |
| | | |
| **Shareholders' equity** | | |
| Common shares, no par value | | |
| Authorized: unlimited | | |
| Issued and outstanding: | | |
| 2008 - 1,015 million (2007 - 1,019 million) | 2,372 | 2,437 |
| Contributed surplus | 84 | 64 |
| Retained earnings | 8,966 | 5,651 |
| Accumulated other comprehensive loss | (272) | (189) |
| | 11,150 | 7,963 |
| **Total liabilities and shareholders' equity** | 24,275 | 21,420 |

Prior year balances have been restated to reflect the financial position of discontinued operations, the adoption of new accounting standards, and the reclassification of certain amounts to conform to current year presentation.

**Talisman Energy Inc.**
**Consolidated Statements of Income**
**(unaudited)**

| (millions of C$) except per share amounts) | Three months ended December 31 2008 | Three months ended December 31 2007 (restated) | Years ended December 31 2008 | Years ended December 31 2007 (restated) |
|---|---|---|---|---|
| **Revenue** | | | | |
| Gross sales | **2,200** | 2,393 | **11,779** | 8,861 |
| Hedging gain/(loss) | **-** | 3 | **(28)** | 104 |
| Gross sales, net of hedging | **2,200** | 2,396 | **11,751** | 8,965 |
| Less royalties | **380** | 440 | **2,091** | 1,558 |
| Net sales | **1,820** | 1,956 | **9,660** | 7,407 |
| Other | **33** | 37 | **146** | 145 |
| **Total revenue** | **1,853** | 1,993 | **9,806** | 7,552 |
| | | | | |
| **Expenses** | | | | |
| Operating | **538** | 502 | **2,025** | 1,854 |
| Transportation | **44** | 48 | **208** | 205 |
| General and administrative | **98** | 57 | **295** | 223 |
| Depreciation, depletion and amortization | **1,207** | 544 | **2,979** | 2,177 |
| Dry hole | **220** | 298 | **492** | 607 |
| Exploration | **158** | 91 | **431** | 315 |
| Interest on long-term debt | **43** | 55 | **168** | 207 |
| Stock-based compensation (recovery) | **(36)** | (53) | **(73)** | (15) |
| (Gain)/loss on held-for-trading financial instruments | **(1,695)** | 41 | **(1,664)** | 25 |
| Other, net | **(52)** | 55 | **(183)** | 34 |
| **Total expenses** | **525** | 1,638 | **4,678** | 5,632 |
| Income from continuing operations before taxes | **1,328** | 355 | **5,128** | 1,920 |
| Taxes | | | | |
| Current income tax | **277** | 236 | **1,497** | 700 |
| Future income tax | **(162)** | (238) | **119** | (58) |
| Petroleum revenue tax | **16** | 60 | **176** | 258 |
| | **131** | 58 | **1,792** | 900 |
| **Net income from continuing operations** | **1,197** | 297 | **3,336** | 1,020 |
| **Net income from discontinued operations** | **5** | 359 | **183** | 1,058 |
| **Net income** | **1,202** | 656 | **3,519** | 2,078 |
| | | | | |
| Per common share (C$) | | | | |
| Net income from continuing operations | **1.18** | 0.29 | **3.28** | 0.99 |
| Diluted net income from continuing operations | **1.17** | 0.29 | **3.23** | 0.97 |
| Net income from discontinued operations | **-** | 0.35 | **0.18** | 1.02 |
| Diluted net income from discontinued operations | **-** | 0.34 | **0.17** | 1.00 |
| Net income | **1.18** | 0.64 | **3.46** | 2.01 |
| Diluted net income | **1.17** | 0.63 | **3.40** | 1.97 |
| Average number of common shares outstanding (millions) | **1,015** | 1,019 | **1,017** | 1,032 |
| Diluted number of common shares outstanding (millions) | **1,025** | 1,039 | **1,034** | 1,056 |

Prior year balances have been restated to reflect the results of discontinued operations.

**Talisman Energy Inc.**
**Consolidated Statements of Cash Flows**
**(unaudited)**

| (millions of C$) | Three months ended December 31 2008 | 2007 | Years ended December 31 2008 | 2007 |
|---|---|---|---|---|
| | | (restated) | | (restated) |
| **Operating** | | | | |
| Net income from continuing operations | **1,197** | 297 | **3,336** | 1,020 |
| Items not involving cash | **175** | 604 | **2,191** | 2,649 |
| Exploration | **158** | 91 | **431** | 315 |
| | **1,530** | 992 | **5,958** | 3,984 |
| Changes in non-cash working capital | **4** | (149) | **(9)** | (257) |
| Cash provided by continuing operations | **1,534** | 843 | **5,949** | 3,727 |
| Cash provided by discontinued operations | **35** | 21 | **205** | 343 |
| Cash provided by operating activities | **1,569** | 864 | **6,154** | 4,070 |
| **Investing** | | | | |
| Corporate acquisitions, net of cash acquired | **-** | (209) | **-** | (209) |
| Capital expenditures | | | | |
|   Exploration, development and other | **(1,593)** | (1,112) | **(5,035)** | (4,298) |
|   Property acquisitions | **3** | (12) | **(436)** | (54) |
| Proceeds of resource property dispositions | **8** | 4 | **46** | 41 |
| Investments | **-** | - | **-** | 243 |
| Changes in non-cash working capital | **231** | 66 | **244** | (206) |
| Discontinued operations, net of capital expenditures | **(43)** | 440 | **207** | 1,244 |
| Cash used in investing activities | **(1,394)** | (823) | **(4,974)** | (3,239) |
| **Financing** | | | | |
| Long-term debt repaid | **(739)** | (335) | **(3,869)** | (2,051) |
| Long-term debt issued | **551** | 765 | **2,425** | 2,837 |
| Common shares purchased | **-** | - | **1** | (946) |
| Acquisition of common shares for performance share plan | **-** | - | **(68)** | - |
| Common share dividends | **(102)** | (89) | **(204)** | (180) |
| Deferred credits and other | **(4)** | (23) | **8** | (42) |
| Changes in non-cash working capital | **(10)** | 15 | **(14)** | 13 |
| Cash provided by/(used in) financing activities | **(304)** | 333 | **(1,721)** | (369) |
| Effect of translation on foreign currency cash and cash equivalents | **8** | - | **32** | (5) |
| Net increase/(decrease) in cash and cash equivalents | **(121)** | 374 | **(509)** | 457 |
| Cash and cash equivalents, net, beginning of period | **133** | 147 | **521** | 64 |
| Cash and cash equivalents, net, end of period | **12** | 521 | **12** | 521 |
| | | | | |
| Cash and cash equivalents | **93** | 536 | **93** | 536 |
| Bank Indebtedness | **81** | 15 | **81** | 15 |
| Cash and cash equivalents, net, end of period | **12** | 521 | **12** | 521 |

Prior year balances have been restated to reflect the cash flows of discontinued operations.

**Segmented Information**
(unaudited)

| *(millions of C$)* | North America (1) | | | | UK (2) | | | | Scandinavia (3) | | | | Southeast Asia (4) | | | | Other (5) | | | | Total | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Three months ended December 31 | | Years ended December 31 | | Three months ended December 31 | | Years ended December 31 | | Three months ended December 31 | | Years ended December 31 | | Three months ended December 31 | | Years ended December 31 | | Three months ended December 31 | | Years ended December 31 | | Three months ended December 31 | | Years ended December 31 | |
| | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 | **2008** | 2007 |
| **Revenue** | | | | | | | | | | | | | | | | | | | | | | | | |
| Gross sales | 762 | 740 | 4,090 | 2,894 | 706 | 705 | 3,458 | 2,606 | 199 | 265 | 1,192 | 827 | 391 | 532 | 2,479 | 2,096 | 142 | 151 | 560 | 438 | 2,200 | 2,393 | 11,779 | 8,861 |
| Hedging gain (loss) | - | 19 | - | 110 | - | (16) | (28) | (6) | - | - | - | - | - | - | - | - | - | - | - | - | - | 3 | (28) | 104 |
| Royalties | 115 | 138 | 717 | 528 | 2 | - | 13 | 4 | - | - | - | - | 177 | 237 | 1,066 | 843 | 86 | 65 | 295 | 183 | 380 | 440 | 2,091 | 1,558 |
| Net sales | 647 | 621 | 3,373 | 2,476 | 704 | 689 | 3,417 | 2,596 | 199 | 265 | 1,192 | 827 | 214 | 295 | 1,413 | 1,253 | 56 | 86 | 265 | 255 | 1,820 | 1,956 | 9,660 | 7,407 |
| Other | 24 | 21 | 117 | 103 | 8 | - | 25 | 18 | 1 | 15 | 4 | 22 | - | 1 | - | 2 | - | - | - | - | 33 | 37 | 146 | 145 |
| Total revenue | 671 | 642 | 3,490 | 2,579 | 712 | 689 | 3,442 | 2,614 | 200 | 280 | 1,196 | 849 | 214 | 296 | 1,413 | 1,255 | 56 | 86 | 265 | 255 | 1,853 | 1,993 | 9,806 | 7,552 |
| **Segmented expenses** | | | | | | | | | | | | | | | | | | | | | | | | |
| Operating | 144 | 136 | 595 | 506 | 261 | 237 | 942 | 872 | 77 | 79 | 272 | 279 | 52 | 43 | 195 | 169 | 4 | 7 | 21 | 28 | 538 | 502 | 2,025 | 1,854 |
| Transportation | 15 | 14 | 68 | 65 | 15 | 11 | 49 | 51 | 7 | 10 | 35 | 34 | 4 | 11 | 47 | 47 | 3 | 2 | 9 | 8 | 44 | 48 | 208 | 205 |
| DD&A | 290 | 258 | 1,130 | 1,032 | 672 | 151 | 1,145 | 605 | 155 | 79 | 421 | 264 | 80 | 49 | 254 | 248 | 10 | 7 | 29 | 28 | 1,207 | 544 | 2,979 | 2,177 |
| Dry hole | 101 | 214 | 270 | 371 | 34 | 65 | 93 | 104 | 47 | 19 | 90 | 83 | 12 | - | 13 | 48 | 26 | - | 26 | 1 | 220 | 298 | 492 | 607 |
| Exploration | 47 | 37 | 165 | 148 | 31 | 11 | 54 | 40 | 7 | 6 | 50 | 34 | 37 | 7 | 74 | 22 | 36 | 30 | 88 | 71 | 158 | 91 | 431 | 315 |
| Other | (1) | 9 | (85) | (48) | 17 | 12 | 23 | 25 | 11 | (3) | 14 | (9) | 25 | 6 | 29 | 6 | 5 | (4) | 1 | 7 | 57 | 20 | (18) | (19) |
| Total segmented expenses | 596 | 668 | 2,143 | 2,074 | 1,030 | 487 | 2,306 | 1,697 | 304 | 190 | 882 | 685 | 210 | 116 | 612 | 540 | 84 | 42 | 174 | 143 | 2,224 | 1,503 | 6,117 | 5,139 |
| **Segmented income before taxes** | 75 | (26) | 1,347 | 505 | (318) | 202 | 1,136 | 917 | (104) | 90 | 314 | 164 | 4 | 180 | 801 | 715 | (28) | 44 | 91 | 112 | (371) | 490 | 3,689 | 2,413 |
| **Non-segmented expenses** | | | | | | | | | | | | | | | | | | | | | | | | |
| General and administrative | | | | | | | | | | | | | | | | | | | | | 98 | 57 | 295 | 223 |
| Interest | | | | | | | | | | | | | | | | | | | | | 43 | 55 | 168 | 207 |
| Stock-based compensation | | | | | | | | | | | | | | | | | | | | | (36) | (53) | (73) | (15) |
| Currency translation | | | | | | | | | | | | | | | | | | | | | (109) | 35 | (165) | 53 |
| (Gain)/Loss on held-for-trading financial instruments | | | | | | | | | | | | | | | | | | | | | (1,695) | 41 | (1,664) | 25 |
| Total non-segmented expenses | | | | | | | | | | | | | | | | | | | | | (1,699) | 135 | (1,439) | 493 |
| **Income from continuing operations before taxes** | | | | | | | | | | | | | | | | | | | | | 1,328 | 355 | 5,128 | 1,920 |
| **Capital expenditures** | | | | | | | | | | | | | | | | | | | | | | | | |
| Exploration | 520 | 253 | 1,474 | 851 | 84 | 83 | 188 | 246 | 42 | 41 | 165 | 148 | 90 | 52 | 309 | 172 | 83 | 44 | 159 | 144 | 819 | 473 | 2,295 | 1,561 |
| Development | 365 | 252 | 949 | 799 | 82 | 112 | 545 | 959 | 146 | 121 | 651 | 436 | 129 | 98 | 459 | 340 | 8 | 7 | 16 | 29 | 730 | 590 | 2,620 | 2,563 |
| Midstream | 22 | 34 | 56 | 133 | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | 22 | 34 | 56 | 133 |
| **Exploration and development** | 907 | 539 | 2,479 | 1,783 | 166 | 195 | 733 | 1,205 | 188 | 162 | 816 | 584 | 219 | 150 | 768 | 512 | 91 | 51 | 175 | 173 | 1,571 | 1,097 | 4,971 | 4,257 |
| Property acquisitions | | | | | | | | | | | | | | | | | | | | | (2) | 275 | 452 | 317 |
| Proceeds on dispositions | | | | | | | | | | | | | | | | | | | | | (11) | (8) | (100) | (45) |
| Other non-segmented | | | | | | | | | | | | | | | | | | | | | 22 | 15 | 64 | 41 |
| **Net capital expenditures (6)** | | | | | | | | | | | | | | | | | | | | | 1,580 | 1,379 | 5,387 | 4,570 |
| Property, plant and equipment | | | 9,185 | 7,857 | | | 4,738 | 5,683 | | | 1,745 | 1,536 | | | 2,984 | 2,030 | | | 835 | 241 | | | 19,487 | 17,347 |
| Goodwill | | | 242 | 244 | | | 306 | 335 | | | 602 | 639 | | | 129 | 104 | | | 4 | 3 | | | 1,283 | 1,325 |
| Other | | | 858 | 1,012 | | | 253 | 301 | | | 154 | 172 | | | 304 | 293 | | | 138 | 61 | | | 1,707 | 1,839 |
| Discontinued operations | | | 15 | 119 | | | 165 | 161 | | | 93 | 301 | | | - | - | | | 255 | 245 | | | 528 | 826 |
| **Segmented assets** | | | 10,300 | 9,232 | | | 5,462 | 6,480 | | | 2,594 | 2,648 | | | 3,417 | 2,427 | | | 1,232 | 550 | | | 23,005 | 21,337 |
| Non-segmented assets | | | | | | | | | | | | | | | | | | | | | | | 1,270 | 83 |
| **Total assets** | | | | | | | | | | | | | | | | | | | | | | | 24,275 | 21,420 |

| **(1) North America** | | | | |
|---|---|---|---|---|
| Canada | 625 | 603 | 3,263 | 2,369 |
| US | 46 | 39 | 227 | 210 |
| **Total revenue** | 671 | 642 | 3,490 | 2,579 |
| Canada | | | 8,384 | 7,467 |
| US | | | 801 | 390 |
| **Property, plant and equipment** | | | 9,185 | 7,857 |

| **(2) UK** | | | | |
|---|---|---|---|---|
| UK | 712 | 689 | 3,442 | 2,614 |
| Netherlands | - | - | - | - |
| **Total revenue** | 712 | 689 | 3,442 | 2,614 |
| UK | | | 4,738 | 5,683 |
| Netherlands | | | - | - |
| **Property, plant and equipment** | | | 4,738 | 5,683 |

(6) Excluding corporate acquisitions.

| **(3) Scandinavia** | | | | |
|---|---|---|---|---|
| Norway | 200 | 280 | 1,196 | 849 |
| Denmark | - | - | - | - |
| **Total revenue** | 200 | 280 | 1,196 | 849 |
| Norway | | | 1,745 | 1,536 |
| Denmark | | | - | - |
| **Property, plant and equipment (7)** | | | 1,745 | 1,536 |

| **(4) Southeast Asia** | | | | |
|---|---|---|---|---|
| Indonesia | 126 | 163 | 863 | 591 |
| Malaysia | 59 | 92 | 408 | 473 |
| Vietnam | 19 | 12 | 49 | 28 |
| Australia | 10 | 29 | 93 | 163 |
| **Total revenue** | 214 | 296 | 1,413 | 1,255 |
| Indonesia | | | 990 | 820 |
| Malaysia | | | 1,277 | 884 |
| Vietnam | | | 470 | 162 |
| Australia | | | 247 | 164 |
| **Property, plant and equipment** | | | 2,984 | 2,030 |

| **(5) Other** | | | | |
|---|---|---|---|---|
| Trinidad & Tobago | - | - | - | - |
| Algeria | 48 | 65 | 219 | 220 |
| Tunisia | 8 | 21 | 46 | 35 |
| **Total revenue** | 56 | 86 | 265 | 255 |
| Trinidad & Tobago | | | - | - |
| Algeria | | | 221 | 193 |
| Tunisia | | | 21 | 14 |
| Other | | | 593 | 34 |
| **Property, plant and equipment** | | | 835 | 241 |